- --------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                               Acterna Corporation
                                (Name of Company)

                                  Common Stock
                         (Title of Class of Securities)

                                   268140 10 0
                                 (CUSIP Number)

                               Franci J. Blassberg
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 25, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(F) or 240.13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  268140 10 0             13D                        PAGE 2 OF 24 PAGES

- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clayton, Dubilier & Rice Fund V Limited Partnership
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             123,290,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          123,290,770
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      123,290,770
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
- ------------------------------------------------------------------------------

CUSIP NO.  268140 10 0             13D                        PAGE 3 OF 24 PAGES

- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Associates V Limited Partnership
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             123,290,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          123,290,770
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      123,290,770
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
- ------------------------------------------------------------------------------

CUSIP NO.  268140 10 0             13D                        PAGE 4 OF 24 PAGES

- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Investment Associates II, Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             123,290,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          123,290,770
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      123,290,770
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
- ------------------------------------------------------------------------------

CUSIP NO.  268140 10 0             13D                        PAGE 5 OF 24 PAGES

- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Investment Associates, Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             123,290,770
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          123,290,770
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      123,290,770
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.9%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
- ------------------------------------------------------------------------------

CUSIP NO. 268140 10 0             13D                         PAGE 6 OF 24 PAGES
- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Clayton, Dubilier & Rice Fund VI Limited Partnership
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             80,728,217*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          80,728,217*
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      80,728,217*
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
- ------------------------------------------------------------------------------

_________________

* Includes 50,103,217 shares issuable upon conversion of the 12% Senior Secured Convertible Notes Due 2007 (the "Notes") of Acterna LLC, a
                                           -----
  wholly-owned subsidiary of the Issuer. Subject to stockholder approval, as described in Item 3 hereof, only 25,000,000 of such shares will be issuable initially. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of shares into which the Notes are convertible will increase on each interest payment date. Accordingly, this
  Schedule 13D is being amended to include 50,103,217 additional shares of the common stock of the Issuer, the maximum number of such shares issuable upon conversion of the Notes, assuming that (i) no antidilution adjustments
                                               -

  are made to the conversion price of the Notes, (ii) all interest on the
                                                  --
  Notes is paid in-kind and (iii) none of the Notes are redeemed, repurchased
                             ---
  or repaid for any reason prior to the maturity date thereof.

CUSIP NO. 268140 10 0             13D                        PAGE 7 OF 24 PAGES
- -------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Associates VI Limited Partnership
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             80,728,217*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          80,728,217*
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      80,728,217*
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
- ------------------------------------------------------------------------------

___________________

* Includes 50,103,217 shares issuable upon conversion of the 12% Senior Secured Convertible Notes Due 2007 (the "Notes") of Acterna LLC, a
                                           -----
  wholly-owned subsidiary of the Issuer. Subject to stockholder approval, as described in Item 3 hereof, only 25,000,000 of such shares will be issuable initially. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of shares into which the Notes are convertible will increase on each interest payment date. Accordingly, this
  Schedule 13D is being amended to include 50,103,217 additional shares of the common stock of the Issuer, the maximum number of such shares issuable upon conversion of the Notes, assuming that (i) no antidilution adjustments
                                               -

  are made to the conversion price of the Notes, (ii) all interest on the
                                                  --
  Notes is paid in-kind and (iii) none of the Notes are redeemed, repurchased
                             ---
  or repaid for any reason prior to the maturity date thereof.

CUSIP NO. 268140 10 0             13D                         PAGE 8 OF 24 PAGES
- --------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CD&R Investment Associates VI, Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             80,728,217*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          80,728,217*
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      80,728,217*
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.3%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
- ------------------------------------------------------------------------------

_____________________

* Includes 50,103,217 shares issuable upon conversion of the 12% Senior Secured Convertible Notes Due 2007 (the "Notes") of Acterna LLC, a
                                           -----
  wholly-owned subsidiary of the Issuer. Subject to stockholder approval, as described in Item 3 hereof, only 25,000,000 of such shares will be issuable initially. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of shares into which the Notes are convertible will increase on each interest payment date. Accordingly, this
  Schedule 13D is being amended to include 50,103,217 additional shares of the common stock of the Issuer, the maximum number of such shares issuable upon conversion of the Notes, assuming that (i) no antidilution adjustments
                                               -
  are made to the conversion price of the Notes, (ii) all interest on the
                                                  --
  Notes is paid in-kind and (iii) none of the Notes are redeemed, repurchased
                             ---
  or repaid for any reason prior to the maturity date thereof.

CUSIP NO. 268140 10 0             13D                        PAGE 9 OF 24 PAGES
- -------------------------------------------------------------------------------


                            Statement on Schedule 13D

         This Amendment No. 2 to the Statement on Schedule 13D amends the

Schedule 13D initially filed on June 1, 1998 and subsequently amended on July 10, 2000 (the "Schedule 13D") on behalf of the Reporting Persons (as defined
               ------------
below). Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.  Security and Issuer.

         The Issuer is Acterna Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 20410
 ------
Observation Drive, Germantown, Maryland 20876. The Schedule 13D reports the beneficial ownership interests of the Reporting Persons (as defined below) in shares of the common stock, par value $0.01 per share (the "Common Stock"), of
                                                            ------------
the Issuer.

Item 2.  Identity and Background.

         (a) The names of the persons filing the Schedule 13D (each a "Reporting
                                                                       ---------
Person" and, collectively, the "Reporting Persons") are:
- ------                          -----------------

         (1) Clayton, Dubilier & Rice Fund V Limited Partnership, a Cayman Islands exempted limited partnership ("Fund V")
                                                    ------

         (2) Clayton, Dubilier & Rice Fund VI Limited Partnership, a Cayman Islands exempted limited partnership ("Fund VI")
                                                    -------

         (3) CD&R Associates V Limited Partnership, a Cayman Islands exempted limited partnership ("Associates V")
                                   ------------

         (4) CD&R Associates VI Limited Partnership, a Cayman Islands exempted limited partnership ("Associates VI")
                                   -------------

         (5) CD&R Investment Associates, Inc., a Delaware corporation ("Associates, Inc.")
               ----------------

         (6) CD&R Investment Associates II, Inc., a Cayman Islands exempted company ("Associates II, Inc.")
                       -------------------

         (7) CD&R Investment Associates VI, Inc. a Cayman Islands exempted company ("Associates VI, Inc.")
                       -------------------

         The following persons are directors or executive officers of Associates, Inc.:

         B. Charles Ames
         Kevin J. Conway
         Donald J. Gogel

CUSIP NO. 268140 10 0             13D                        PAGE 10 OF 24 PAGES
- --------------------------------------------------------------------------------

         Theresa A. Gore
         Joseph L. Rice, III

         The following persons are directors or executive officers of Associates II, Inc.:

         B. Charles Ames
         Michael G. Barbiarz
         Kevin J. Conway
         Brian D. Finn
         Donald J. Gogel
         Theresa A. Gore
         Thomas E. Ireland
         Ned C. Lautenbach
         David A. Novak
         Charles P. Pieper
         Joseph L. Rice, III
         James W. Rogers
         Richard J. Schnall
         Benedict von Schroeder
         George W. Tamke
         David H. Wasserman

         The following persons are directors or executive officers of Associates VI, Inc.:

         B. Charles Ames
         Michael G. Babiarz
         Kevin J. Conway
         Brian D. Finn
         Donald J. Gogel
         Theresa A. Gore
         Thomas E. Ireland
         Ned C. Lautenbach
         David A. Novak
         Charles P. Pieper
         Roberto Quarta
         Joseph L. Rice, III
         James W. Rogers
         Richard J. Schnall
         Benedict von Schroeder
         George W. Tamke
         David H. Wasserman

         (b) The business address for each of the following persons listed in
Item 2, is c/o Clayton Dubilier & Rice, Inc., 375 Park Avenue, New York, New York 10152:

         Messrs. Rice, Ames, Gogel, Finn, Conway, Barbiarz, Ireland, Lautenbach, Rogers, Schnall, Tamke and Wasserman and Ms. Gore.

CUSIP NO. 268140 10 0             13D                        PAGE 11 OF 24 PAGES
- --------------------------------------------------------------------------------

         The business address for Messrs. Quarta, Novak, Pieper and von Schroeder is c/o Clayton Dubilier & Rice International, Inc., 375 Park Avenue, New York, New York 10152.

         The business address for each of the following persons listed in Item 2 is 1403 Foulk Road, Suite 106, Wilmington, DE 19803:

         Fund V, Associates V, Associates II, Inc., Associates, Inc., Fund VI, Associates VI and Associates VI, Inc.

         (c) Fund V is a private investment fund. Associates V is the general partner of Fund V. Associates II, Inc. is the managing general partner of Associates V. Associates Inc. is a general partner of Associates V. Fund VI is a private investment fund. Associates VI is the general partner of Fund VI. Associates VI, Inc. is the managing general partner of Associates VI.

         Messrs. Ames, Babiarz, Conway, Finn, Gogel, Ireland, Lautenbach, Rice, Rogers, Schnall, Tamke and Wasserman are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

         Messrs. Pieper, Novak, Quarta and von Schroeder are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

         (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws.

         (f) Mr. Quarta is a citizen of the United States and of Italy, and Mr. von Schroeder is a citizen of Germany. All other natural persons listed in this
 Item 2 are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On January 15, 2002, Acterna LLC ("Acterna LLC"), a Delaware limited
                                            -----------
liability company that is wholly-owned and controlled by the Issuer, issued and sold at par (such issuance and sale, the "Transaction") $75,000,000 aggregate
                                          -----------
principal amount of 12% Senior Secured Convertible Notes Due 2007 (the "Notes")
                                                                        -----
to Fund VI on the terms and conditions set forth in an Investment Agreement, dated as of December 27, 2001 (the "Investment Agreement"), among the Issuer,
                                    --------------------
Acterna LLC and Fund VI.

CUSIP NO. 268140 10 0             13D                        PAGE 12 OF 24 PAGES
- --------------------------------------------------------------------------------

         Interest on the Notes is payable semi-annually in arrears on each March 31/st/ and September 30/th/ (each, an "Interest Payment Date"), with interest
                                       ---------------------
payments commencing on March 31, 2002. At the option of Acterna LLC, interest is payable in cash or in-kind by the issuance of additional Notes. Due to limitations imposed by its senior secured credit facility, Acterna LLC expects to pay interest on the Notes in-kind by issuing additional Notes.

         Subject to prior approval of the Issuer's stockholders (as described below), at the option of Fund VI (or any subsequent holder of Notes), at any time prior to December 31, 2007 (the "Maturity Date"), the Notes may be
                                      -------------
converted into newly-issued shares of Common Stock, at a conversion price (the "Conversion Price") of $3.00 per share, subject to customary antidilution
 ----------------
adjustments. Initially, the Notes will be convertible into 25,000,000 shares of Common Stock. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of shares of Common Stock into which the Notes are convertible will increase on each Interest Payment Date. Assuming that (i) no
                                                                        -
antidilution adjustments are made to the Conversion Price, (ii) all interest on
                                                            --
the Notes is paid in-kind and (iii) none of the Notes are redeemed, repurchased or repaid for any reason prior to the Maturity Date, immediately prior to the Maturity Date the Notes would be convertible into 50,103,217 shares of Common Stock.

         Acterna LLC may redeem the Notes, in whole or in part, and without penalty or premium, at any time prior to the Maturity Date. In addition, Acterna LLC is required to offer to repurchase the Notes upon a change of control and upon the disposition of certain assets. If any Note is redeemed, repurchased or repaid for any reason prior to the Maturity Date, the holder thereof will be entitled to receive from the Issuer a warrant (a "Warrant") to purchase a number
                                                  -------
of newly-issued shares of Common Stock equal to the number of shares of Common Stock that such Note was convertible into immediately prior its redemption, repurchase or repayment. The exercise price of such Warrant will be the Conversion Price in effect immediately prior to such Warrant's issuance, subject to customary antidilution adjustments. Subject to the approval of the Issuer's stockholders (as described below), Warrants will be exerciseable upon issuance and will expire on the Maturity Date.

         In order to comply with the rules of the Nasdaq National Market, where the Common Stock is listed, the terms of the Notes and Warrants provide that no Note or Warrant may be converted or exercised, as the case may be, until the stockholders of the Issuer have approved the issuance of the shares of Common Stock upon such conversion or exercise. The Issuer has previously disclosed that it expects to obtain such approval by obtaining the written consent of its stockholders. Without giving effect to the issuance and sale of the Notes, the Fund V and Fund VI collectively own approximately 80% of the outstanding Common Stock. Each intends to vote its shares in favor of the Transaction, thereby assuring that the Issuer will receive the stockholder approval necessary to comply with the Nasdaq rules.

         Fund VI obtained the funds to purchase the Notes through a capital contribution from its limited partners.

CUSIP NO. 268140 10 0             13D                        PAGE 13 OF 24 PAGES
- --------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Fund V and Fund VI are private investment funds that invest in equity and equity-related securities. The shares of Common Stock held by Fund V and Fund VI, including the shares of Common Stock issuable upon conversion of the Notes (or exercise of the Warrants, if any are issued) (collectively, the "Shares"), have been acquired, or, upon their issuance will have been acquired,
 ------
by the Reporting Persons for investment purposes. The Reporting Persons may sell some or all of the Shares either in the open market or in private transactions depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and other further developments. Depending on the same factors, the Reporting Persons may decide to make additional purchases of Common Stock or other securities of the Issuer.

         The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in Item 4(a) through (j) of
Schedule 13D.

Item 5.  Interest in Securities of the Company.

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) (i) Fund V is the direct beneficial owner of 123,290,770 Shares, representing approximately 50.9% of the outstanding shares of Common Stock (based on the number of shares outstanding, on a fully-diluted basis, at the close of business on January 15, 2002).

         (ii) By virtue of its position as general partner of Fund V, Associates V may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

         (iii) By virtue of its position as a general partner of Associates V, each of Associates, Inc. and Associates II, Inc. may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

         (iv) Each of Associates V, Associates, Inc. and Associates, II Inc. disclaims beneficial ownership of the Shares owned by Fund V.

         (v) Fund VI is the direct beneficial owner of 80,728,217 Shares, representing approximately 33.3% of the outstanding shares of Common Stock (based on the number of shares outstanding, on a fully-diluted basis, at the close of business on January 15, 2002), which includes 50,103,217 Shares issuable upon conversion of the Notes. Subject to stockholder approval, as described in Item 3 above, only 25,000,000 Shares will be issuable initially. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of Shares into which the Notes are convertible will increase on each Interest Payment Date. Accordingly, the Schedule 13D is being amended to include 50,103,217 additional Shares, the maximum number of Shares issuable upon conversion of the Notes, assuming that (i) no antidilution adjustments are made to the Conversion Price, (ii) all interest on the Notes is paid in-kind and
(iii) none of the Notes are redeemed, repurchased or repaid for any reason prior to the Maturity Date.


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CUSIP NO. 268140 10 0             13D                        PAGE 14 OF 24 PAGES
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on each Interest Payment Date. Assuming that (i) no antidilution adjustments are
                                              -
made to the Conversion Price, (ii) all interest on the Notes is paid in-kind and
                               --
(iii) none of the Notes are redeemed, repurchased or repaid for any reason prior
 ---
to the Maturity Date, immediately prior to the Maturity Date the Notes would be convertible into 50,103,217 Shares. Please see Item 3 above for additional information regarding the Notes.

         (vi) By virtue of its position as general partner of Fund VI, Associates VI may be deemed to be the beneficial owner of all of the Shares in which Fund VI has direct beneficial ownership.

         (vii) By virtue of its position as general partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of all of the Shares in which Fund VI has direct beneficial ownership.

         (viii) Each of Associates VI and Associates VI, Inc. disclaims beneficial ownership of the Shares in which Fund VI has direct beneficial ownership.

         (ix) Except as described in Sections (a)(i) - (viii), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Shares in which Fund V and Fund VI have direct beneficial ownership.

         (b) (i) The persons listed in sections (a)(i) - (iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 123,290,770 Shares.

     (ii) The persons listed in sections (a)(v) - (viii) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 80,728,217 Shares, which 80,728,217 Shares include 50,103,217 Shares issuable upon conversion of the Notes. Subject to stockholder approval, as described in Item 3 above, only 25,000,000 Shares will be issuable initially. Acterna LLC currently expects to pay interest on the Notes in-kind and, as a result, the number of Shares into which the Notes are convertible will increase on each Interest Payment Date. Accordingly, the Schedule 13D is being amended to include 50,103,217 additional Shares, the maximum number of Shares issuable upon conversion of the Notes, assuming that (i) no antidilution
                                                      -
adjustments are made to the Conversion Price, (ii) all interest on the Notes is
                                               --
paid in-kind and (iii) none of the Notes are redeemed, repurchased or repaid for
                  ---
any reason prior to the Maturity Date.



         (c) On January 15, 2002, Fund VI purchased the Notes at par. Subject to prior approval of the Issuer's stockholders (as described in Item 3 above), the Notes may, at the option of Fund VI (or any subsequent holder of Notes), be converted at any time prior to the Maturity Date into newly-issued shares of Common Stock, at the Conversion Price, subject to customary antidilution adjustments.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Company.

         Item 6 of the Schedule 13D is amended and supplemented by inserting immediately before the third-to-last paragraph thereof, the following:

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CUSIP NO. 268140 10 0            13D                        PAGE 15 OF 24 PAGES
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         On January 15, 2002, in connection with the acquisition of the Notes by
Fund VI, the Registration Rights Agreement was amended to provide that the rights granted thereunder extend to the shares of Common Stock issuable upon conversion of the Notes (or exercise of the Warrants, if any are issued).

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         Exhibit 8: Joint Filing Agreement, dated January 25, 2002, among Fund V, Associates V, Associates, Inc., Associates II, Inc., Fund VI, Associates VI and Associates VI, Inc.

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CUSIP NO. 268140 10 0             13D                        PAGE 16 OF 24 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                            CLAYTON, DUBILIER & RICE
                                            FUND V LIMITED PARTNERSHIP

                                            By:  CD&R Associates V Limited
                                                 Partnership, its general
                                                 partner

                                            By:  CD&R Investment Associates II,
                                                 Inc., its managing general
                                                 partner


                                            By:  /s/ Donald J. Gogel
                                                 -------------------------------
                                                 Name:  Donald J. Gogel
                                                 Title: President and Chief
                                                        Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 17 OF 24 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                               CD&R ASSOCIATES V LIMITED
                                               PARTNERSHIP

                                               By:  CD&R Investment Associates
                                                    II, Inc., its managing
                                                    general partner.

                                               By:  /s/ Donald J. Gogel
                                                    ----------------------------
                                                    Name:  Donald J. Gogel
                                                    Title: President and Chief
                                                           Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 18 OF 24 PAGES
- --------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                           CD&R INVESTMENT ASSOCIATES II, INC.

                                           By:  /s/ Donald J. Gogel
                                                --------------------------------
                                                 Name:  Donald J. Gogel
                                                 Title: President and Chief
                                                        Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 19 OF 24 PAGES
- --------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                              CD&R INVESTMENT ASSOCIATES, INC.

                                              By: /s/ Donald J. Gogel
                                                 -------------------------------
                                                 Name:  Donald J. Gogel
                                                 Title: President and Chief
                                                        Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 20 OF 24 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                    CLAYTON, DUBILIER & RICE FUND VI
                                    LIMITED PARTNERSHIP

                                    By:  CD&R Associates VI Limited Partnership,
                                         its general partner

                                    By:  CD&R Investment Associates VI, Inc.,
                                         its managing general partner

                                    By:  /s/ Donald J. Gogel
                                         ---------------------------------------
                                         Name:  Donald J. Gogel
                                         Title: President and Chief
                                                Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 21 OF 24 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                                 CD&R ASSOCIATES VI LIMITED
                                                 PARTNERSHIP

                                                 By:  CD&R Investment Associates
                                                      VI, Inc., its managing
                                                      general partner


                                                 By:  /s/ Donald J. Gogel
                                                      --------------------------
                                                      Name:  Donald J. Gogel
                                                      Title: President and Chief
                                                             Executive Officer

CUSIP NO. 268140 10 0             13D                        PAGE 22 OF 24 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2002

                                                  CD&R INVESTMENT ASSOCIATES VI,
                                                  INC.


                                                  By: /s/ Donald J. Gogel
                                                      --------------------------
                                                      Name:  Donald J. Gogel
                                                      Title: President and Chief
                                                             Executive Officer